

Mail Stop 3561

January 31, 2017

Regina Gregory
Senior Vice President, General Counsel
American Midstream Partners, LP
2103 CityWest Blvd.
Bldg. 4, Suite 800
Houston, TX 77042

> **Re: American Midstream Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 7, 2016**
> **File No. 1-35257**

Dear Ms. Gregory:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ William H. Thompson

                              William H. Thompson
                              Accounting Branch Chief
                              Office of Consumer Products